Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

April 4, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV
Registration Statement on Form N-2 (File No. 333-209621)
FS Global Credit Opportunities Fund—T
Registration Statement on Form N-2 (File No. 333-209622)

Dear Ms. Dobelbower:

On behalf of FS Global Credit Opportunities Fund—ADV (“Fund—ADV”) and FS Global Credit Opportunities Fund—T (“Fund—T” and, together with Fund—ADV, the “Companies” and each individually, a “Company”), set forth below are the Companies’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in that certain letter dated March 23, 2016 regarding Fund—ADV’s Registration Statement on Form N-2 (File No. 333-209621) and Fund—T’s Registration Statement on Form N-2 (File No. 333-209622) (each, a “Registration Statement” and, together, the “Registration Statements”) and the prospectuses (together, the “Prospectuses”) and statements of additional information (together, the “Statements of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response thereto. All page references are to page numbers in the Registration Statements. All capitalized terms used but not defined herein have the meaning given to them in the applicable Registration Statement.

We also describe below the changes that the Companies have made in response to the Staff’s comments in Pre-Effective Amendments No. 1 to the Registration Statements, filed by the Companies with the Commission on April 4, 2016 (each, a “Revised Registration Statement” and, together, the “Revised Registration Statements”).

Marianne Dobelbower, Esq. April 4, 2016 Page 2

Overview Comments

1. The Companies’ names include the term global. The Fund’s 12/31/2015 financial statement indicates the Fund invests 75% in the United States, 17% in Europe and 8% in other. Please expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

In response to the Staff’s comment, the Companies respectfully submit that Rule 35d-1 (“Rule 35d-1”) promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”), is not implicated by the Companies’ and FS Global Credit Opportunities Fund’s (the “Fund”) use of the word “global” in their names. As set forth in footnote 42 to the adopting release for Rule 35d-1 (the “Adopting Release”), “the terms ‘international’ and ‘global’ … connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to [Rule 35d-1].” While the Adopting Release notes that Rule 35d-1 is inapplicable to “global” funds, the Adopting Release does state that the Commission “would expect … that investment companies using [the term global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Companies respectfully submit that the Fund has and will continue to comply with this expectation of the Commission by investing its assets in a number of countries throughout the world. As the Staff noted in its comment, as of December 31, 2015, approximately 25% of the Fund’s portfolio based on fair value consisted of securities and other obligations of issuers located outside of the United States. In the case of each such non-U.S. investment, the financial performance of the issuer and, in turn, the Fund’s investment therein, are, in part, influenced by the economic conditions of such issuer’s home country. The Companies further respectfully direct the Staff to the disclosure located on the cover page of the Prospectuses where it is disclosed that the Fund intends to invest its assets in investments in a number of different countries throughout the world.

The Companies believe that their current disclosures regarding the Companies’ and the Fund’s investment objectives and strategies comply with the requirements of Form N-2, and respectfully decline to include additional disclosure in the Registration Statements.

Marianne Dobelbower, Esq. April 4, 2016 Page 3

2. Please supplementally identify the investors for whom FS Global Credit Opportunities Fund– ADV and T are intended. Explain how this investor base differs from Companies’ A and D.

The common shares of Fund—ADV and FS Global Credit Opportunities Fund—D (“Fund—D”) are intended to be sold primarily through registered investment advisers and other parties that have entered into an arrangement with FS2 Capital Partners, LLC, the dealer manager for the Companies’ continuous public offerings of common shares, to offer common shares in connection with “wrap” fee, asset allocation or other managed asset programs. The common shares of Fund—T and FS Global Credit Opportunities Fund—A (“Fund—A”) are intended to be sold through the brokerage channel.

Each of Fund—D and Fund—A anticipates that it will close its continuous public offering to new investors in April 2016 in preparation for the transition to the continuous public offerings of Fund—ADV and Fund—T, respectively. A primary purpose for the transition from the continuous public offerings of Fund—D to Fund—ADV and Fund—A to Fund—T is to accommodate the increasing level of interest received from broker-dealers and other financial representatives in commission structures such as those of Fund—ADV and Fund—T.

Preliminary Prospectus Cover Page

3. Under the heading Principal Investment Strategies, the prospectus discloses the Fund may invest in “other types of credit instruments.” Under the Summary of Terms, under the heading Portfolio Composition, the disclosure states:

The Fund may hold select and potentially significant positions in equity securities, including common stocks and convertible securities, or other assets that the Fund receives in exchange for its credit instruments as part of a reorganization process, and may hold those assets until such time as the Fund believes that a disposition is most advantageous. Such assets, to the extent received as part of a reorganization process, will be considered “credit instruments” for purposes of the Fund’s intention to invest, under normal market circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments.

Given the inclusion of specific types of securities that the Fund will consider “credit instruments” and consistent with Item 8.2.b (1), please revise the Principal Investment Strategies disclosure to state with specificity the “other types of credit instruments” in which the Fund will invest.

Marianne Dobelbower, Esq. April 4, 2016 Page 4

The Companies accept the Staff’s comment and have included the following additional disclosure in the Revised Registration Statements immediately following the second sentence of the second paragraph of the cover page of the Prospectuses:

“For purposes of this policy, ‘credit instruments’ may include senior loans, subordinated loans, corporate bonds, notes, bills, debentures, distressed securities, mezzanine securities, collateralized debt obligations, collateralized bond obligations, collateralized loan obligations, bank loans, corporate loans, government and municipal obligations, mortgage-backed securities, asset-backed securities, repurchase agreements and other fixed-income instruments of a similar nature that may be represented by derivatives such as options, forwards, futures contracts or swap agreements.”

Each Company further respectfully submits that the disclosure referenced in the Staff’s comment complies with Rule 35d-1 promulgated under the 1940 Act, as it is reasonable for the Fund, after acquiring a credit instrument as an investment, to treat any equity securities that it receives as a result of a reorganization of the issuer of the credit instrument held by the Fund as retaining the status of a “credit instrument” for purposes of the Fund’s policy under Rule 35d-1. Alternatively stated, the classification of an investment for purposes of the Fund’s policy under Rule 35d-1 reasonably should be determined at the time of the initial investment. So long as the equity securities received represent the continuation of an initial investment in a credit instrument, the securities should be treated the same as the initial investment for purposes of the Fund’s policy under Rule 35d-1. Significantly in this respect, as is also disclosed immediately following the disclosure referenced in the Staff’s comment, the Fund will not treat an equity security that is purchased in the market or not received as part of a reorganization as a “credit instrument” for purposes of the Fund’s policy under Rule 35d-1.

4. Under the heading Principal Investment Strategies, please describe in plain English “high conviction” investment opportunities.

The Companies accept the Staff’s comment and have included the following revised disclosure in the Revised Registration Statements:

“The Fund seeks to achieve its investment objectives by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions, which the Company refers to as “high conviction” investment opportunities. By focusing on these high conviction investment opportunities, without respect to geographic constraints, and on strategies such as event-driven, special situations and market price inefficiencies, the Fund believes it can create a portfolio that offers high potential income and returns while limiting the risk of the Fund.”

Marianne Dobelbower, Esq. April 4, 2016 Page 5

5. Under the heading Unlisted Closed-End Fund and its accompanying bullets, please disclose the percentage of shares that may be eligible for repurchase at any time and the frequency of repurchase offers.

The Companies accept the Staff’s comment and Fund—ADV has included the following revised disclosure in its Revised Registration Statement. Fund—T has also included substantially similar disclosure in its Revised Registration Statement.

•	“To provide Shareholders with limited liquidity, the Company intends to conduct quarterly repurchases of Shares. Although the Company has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase. Generally, the Company will limit the number of Shares to be repurchased in any calendar year to 20% of the weighted average number of Shares outstanding in the prior calendar year, or 5% in each quarter. In addition, Shares may be subject to a contingent deferred sales charge. For more information regarding the limitations in respect of the share repurchase program, see ‘Share Repurchase Program.’”

6. With regard only to FS Global Credit Opportunities Fund – ADV, under the same heading and bullets, please consider disclosing the terms of the contingent deferred sales charge.

The Companies accept the Staff’s comment and Fund—ADV has included the following revised disclosure in its Revised Registration Statement, which sets forth the maximum contingent deferred sales charge payable by a Shareholder. Fund—T also intends to implement a contingent deferred sales charge and, as a result, has included substantially similar disclosure in its Revised Registration Statement.

•	“Investors in the Shares are subject to an annual distribution fee of 0.67% of the NAV of the Shares, which will begin to accrue on the first day of the first full calendar month following the final Weekly Closing in this offering, and also will ~~also~~ be subject to a contingent deferred sales charge if they tender their Shares for repurchase by the Company at any time prior to the third anniversary of ~~within three years from~~ the date on which the distribution fee begins to accrue. The maximum contingent deferred sales charge is 2.00%, which assumes a Shareholder tenders his or her Shares prior to the first anniversary of the date on which the distribution fee begins to accrue. See ‘Plan of Distribution’ and ‘Share Repurchase Program.’”

Marianne Dobelbower, Esq. April 4, 2016 Page 6

Summary of Terms

7. Under the heading Portfolio Composition, the disclosure states, “The Fund may also use derivatives to hedge its foreign currency exposure resulting from its holdings of Non-U.S. Securities and may use various indices to hedge the Fund’s portfolio during certain market cycles.” Please disclose with specificity which derivatives the Fund may use as part of its principal strategy. The Fund’s 12/31/2015 financial statement notes the Fund uses options and credit default swaps. Please consider if these instruments will be used as part of the principal strategy, and revise the disclosure appropriately. In addition, please disclose how derivatives will be counted for purposes of the 80% test.

With respect to identifying specifically all of the derivatives in which the Fund intends to invest, the Companies respectfully submit that the Prospectuses fully describe all of the derivatives in which the Fund may invest. The Fund’s use of derivatives primarily is a substitute for investing in conventional securities, and the use of derivatives is not part of the Fund’s principal investment strategy. For purposes of compliance with the Fund’s intention, under normal circumstances, to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments, investments in derivatives will be valued based on their daily marked-to-market (net) value.

The Companies accept the Staff’s comment regarding the 80% test and have included the following additional disclosure in the Revised Registration Statements immediately following the last sentence of the fourth paragraph in the section “Summary of Terms—Portfolio Composition—Other Characteristics”:

“For purposes of compliance with the Fund’s intention, under normal circumstances, to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments, investments in derivatives will be valued based on their daily marked-to-market (net) value.”

8. With regard only to FS Global Credit Opportunities Fund - ADV, on page 9, under the heading Distribution Fee, the disclosure is not clear regarding the extent to which an individual shareholder may pay a distribution fee. The disclosure states the “aggregate distribution fee” will not exceed 2.0% of the gross offering proceeds. In addition, it states that Shares are subject to an annual distribution fee of 0.67%, which will terminate, among other instances, upon a Liquidity Event. A risk factor on page 14 notes the Company will not seek to complete a Liquidity Event for at least five years from the date the Fund commenced investment operations.

Marianne Dobelbower, Esq. April 4, 2016 Page 7

(a) Please supplementally confirm whether the distribution fee will be capped at 2.0% for any individual shareholder.

Fund—ADV confirms that the distribution fee payable by any individual shareholder is capped at 2.0% of the aggregate proceeds received by the Company from the sale of common shares to such shareholder.

(b) Please supplementally explain the effect on later-investing shareholders if the 2.0% aggregate distribution fee is reached within the first year of the offering.

The annual distribution fee does not begin to accrue until Fund—ADV’s continuous public offering of common shares has closed to new investors. As a result, the distribution fee will begin to accrue, accrue at the same rate and terminate at the same time for all of Fund—ADV’s shareholders, assuming they do not tender their common shares pursuant to Fund—ADV’s share repurchase program or otherwise transfer their common shares. Further, the distribution fee is not payable with respect common shares issued under the Company’s distribution reinvestment plan.

9. Under the heading Organization and Offering Expenses, the disclosure states, “The Company has charged offering costs against capital in excess of par value.” Please describe how this policy is in accordance with U.S. Generally Accepted Accounting Principles. Specifically, we point to the guidance under ASC 946-20-35-5 which states, “Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.”

Following discussions with the Staff, the Companies have agreed to amortize offering costs recognized as a deferred charge under ASC 946-20-35-5 to expense over twelve months on a straight-line basis starting when operations begin.

Additionally, Fund—ADV has included the following revised disclosure in its Revised Registration Statements in the section “Summary of Terms—Organization and Offering Costs.” Fund—T has also included substantially similar disclosure in its Revised Registration Statement.

“The Company’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. ~~The Company has charged offering costs against capital in excess of par value on its statement of assets and liabilities.~~ Under the terms of the Company Administration Agreement, FS Global Advisor is entitled to receive up to 1.0% of the aggregate proceeds raised in this offering, ~~after payment of upfront selling commissions and dealer manager fees,~~ until all organization and offering ~~expenses~~costs funded by FS Global Advisor ~~or~~and its affiliates (including Franklin

Marianne Dobelbower, Esq. April 4, 2016 Page 8

Square Holdings) on behalf of the Company have been recovered. Reimbursements of organization costs under the Company Administration Agreement will be expensed as incurred and reimbursements of offering costs under the Company Administration Agreement will be capitalized on the Company’s statement of assets and liabilities as deferred offering costs and will be amortized to deferred offering expense on the Company’s statement of operations over a twelve month period. ~~The reimbursements will be recorded by the Company as a reduction of capital.~~ FS Global Advisor and its affiliates are responsible for the payment of the Company’s cumulative organization and offering ~~expenses~~costs to the extent they exceed 1.0% of the aggregate proceeds raised in this offering, after payment of upfront selling commissions and dealer manager fees, without recourse against or reimbursement by the Company.”

10. Under the heading Liquidity Strategy, please disclose the date on which the Fund commenced investment operations.

The Companies accept the Staff’s comment and have included the following revised disclosure in the Revised Registration Statements:

“The Company and the Fund intend to seek to complete a liquidity event for Shareholders within ~~five~~seven years following December 12, 2013, the date on which the Fund commenced investment operations.”

11. Under the heading Risk Factors, please delete the sentence, “Leverage could create the opportunity for higher income and returns for Fund Shareholders” as this is not a risk.

The Companies accept the Staff’s comment and have included the following revised disclosure in the Revised Registration Statements:

•	“The Fund’s use of leverage could result in special risks ~~create the opportunity for higher income and returns~~ for Fund Shareholders, including the Company, ~~but~~ and can magnify the effect of any losses;”

Marianne Dobelbower, Esq. April 4, 2016 Page 9

Summary of Fees and Expenses

12. At footnote 3, for purposes of calculating the fees and expenses, the Company assumes it will sell $100 million worth of Shares during the twelve months ending June 30, 2016. Please confirm the date disclosed is accurate. If not, please revise the time frame to reflect when the Company expects to sell $100 million worth of Shares.

As revised in the Revised Registration Statements, for purposes of calculating the estimated fees and expenses, the Companies assume that each will sell $100.0 million worth of common shares in its continuous public offering during the year ending December 31, 2016.

13. At footnote 6, the Company discloses that the Fund uses two special purchase vehicles for financing (Dauphin Funding LLC and Bucks Funding). Please disclose if these entities are funded on a recourse or non-recourse basis. Also, please describe any covenants that could accelerate the debt or line of credit to become due or paid in full.

The Companies respectfully direct the Staff to Note 9 to the Fund’s consolidated financial statements included in the Fund’s annual report for the year ended December 31, 2015, which is incorporated by reference into the Revised Registration Statements, wherein the Fund discloses that the obligations under the Dauphin Funding and Bucks Funding facilities are non-recourse to the Fund and describes certain events of default and termination events, as applicable, that would permit the lender to declare the outstanding principal and interest owing under the facilities immediately due and payable.

The Companies accept the Staff’s comment and have included the following additional disclosures in the Revised Registration Statements:

“The obligations of Dauphin Funding under the Dauphin Funding facility are non-recourse to the Fund and the Fund’s exposure under the Dauphin Funding facility is limited to the value of the Fund’s investment in Dauphin Funding. In addition, certain events of default under the Dauphin Funding facility would permit Deutsche Bank to declare the outstanding principal and interest and all other amounts owing under the Dauphin Funding facility immediately due and payable. A description of such events of default is included in the Fund’s annual report for the year ended December 31, 2015 (see Note 9 to the Fund’s consolidated financial statements included therein).”

“The obligations of Bucks Funding under the Bucks Funding facility are non-recourse to the Fund and the Fund’s exposure under the Bucks Funding facility is limited to the value of the Fund’s investment in Bucks Funding. In addition, certain events of default and termination events under the Bucks Funding facility would permit BNP Paribas to declare the outstanding principal and interest and all other amounts owing under the Bucks Funding facility immediately due and payable. A description of such events of default and termination events is included in the Fund’s annual report for the year ended December 31, 2015 (see Note 9 to the Fund’s consolidated financial statements included therein).”

Marianne Dobelbower, Esq. April 4, 2016 Page 10

Example

14. Under the heading Summary of Fees and Expenses, the expense example is provided. Please confirm compliance with Instruction 11 to Item 3 on form N-2 with regards to the calculation of the expense example.

The Companies have revised the expense example in the Revised Registration Statements by bifurcating the example into two scenarios: one in which an investor sells all of its common shares at the end of each of the 1-, 3-, 5- and 10- year periods and another in which the investor does not sell its common shares. The Companies have bifurcated the example to reflect that common shares may be subject to a contingent deferred sales charge if they are tendered for repurchase by the Companies at any time prior to the third anniversary of the date on which the distribution fee begins to accrue. Each Company confirms that in calculating the expense amounts, the example is in compliance with Instruction 11 to Item 3 of Form N-2, namely, that the Company has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the fees and expenses table and that shareholders would pay an upfront sales load with respect to shares sold by the Company in its offering, as applicable, except that the investment would reach the sales charge cap within three years from the date on which the distribution fee begins to accrue and therefore the distribution fee will terminate within three years from the date on which the distribution fee begins to accrue.

Use of Proceeds

15. The disclosure states, “The Company expects that following the Fund’s receipt of the net offering proceeds, the Fund will invest such proceeds as soon as practicable in accordance with the Company’s and the Fund’s investment objectives and strategies and consistent with market conditions and the availability of suitable investments.” If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Company’s assets, please also disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

The Companies respectfully submit that FS Global Advisor, LLC, the Fund’s investment adviser (“FS Global Advisor”), anticipates that the proceeds of each Company’s continuous public offering will be invested within a three month period. Therefore, no changes to the disclosure in the Prospectuses have been made.

Marianne Dobelbower, Esq. April 4, 2016 Page 11

Risks Relating to Investment Strategies and Fund Investments

16. Under the heading Debt Instruments Risk, the prospectuses discloses the Fund may invest in loan participations. If this will be a principal strategy, please revise the Principal Investment Strategies disclosure to include this information.

Loan participations are not currently considered part of the Fund’s principal investment strategy. Therefore, no changes to the disclosure in the Prospectuses have been made.

Risks Relating to the Fund’s Investment Program

17. Under the heading Non-U.S. Securities Risk, the disclosure states the fund may invest in emerging markets. Please disclose how the Fund determines if a country is an emerging market.

FS Global Advisor does not rely on a single, objective means for determining whether a country should be classified as an “emerging market,” but believes that investors generally understand the classification as a market that is less developed or accessible than those of developed countries. Because FS Global Advisor does not rely on a single method for determining such status and because the Fund is not required to invest a minimum or maximum amount of capital in emerging markets, the Companies do not believe that the requested disclosure is necessary and respectfully decline to include the requested disclosure in the Registration Statements.

Other Risks Relating to the Company and the Fund

18. Under the heading GSO and Blackstone Conflicts of Interest Policies and Procedures Risks, the disclosure states there are conflicts that “may reduce the positive synergies that the Fund expects to utilize from GSO for purposes of finding attractive investments.” Please revise this sentence for plain English.

The Companies accept the Staff’s comment and have included the following revised disclosure in the Revised Registration Statements:

“In addressing these conflicts and regulatory, legal and contractual requirements across Blackstone’s various businesses, Blackstone and GSO have implemented certain policies and procedures (e.g., information walls) that may reduce the benefits to the Fund otherwise expected from engaging ~~the positive synergies that the Fund expects to utilize from~~ GSO to find~~for purposes of finding~~ attractive investments.”

The Companies also respectfully note that the example following the foregoing sentence in the Registration Statements is intended to further explain in plain English how addressing the conflicts of interest may reduce the benefits the Fund would otherwise receive from engaging GSO.

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Management and Incentive Fees

19. On pages 62 and 63 for FS Global Credit Opportunities Fund – T and FS Global Credit Opportunities Fund – ADV, respectively, under the heading Approval of the Investment Advisory and Sub-Advisory Agreements, please expand on the approval process to discuss in reasonable specific detail the material factors and conclusions that formed the basis for the board’s approval.

The Companies respectfully note that paragraph 1.b.(4) of Item 9 of Form N-2 requires a registrant to include a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the registrant is available in the registrant’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. The Companies further note that Item 24 of Form N-2, including Instructions 6.e and 6.f (the instructions requiring disclosure of the approval of a registered investment company’s advisory contract) require this disclosure to be included in annual or semi-annual reports to shareholders required by Section 30(e) of the 1940 Act and Rule 30e-1 thereunder. The foregoing requirements do not require the requested disclosure to be included in the Companies’ Prospectuses or Statements of Additional Information included as part of the Registration Statements.

The Companies have noted in the Registration Statements that the basis for the approval by the Fund’s board of trustees of the investment advisory agreement and investment sub-advisory agreement will be available in the Fund’s annual report on Form N-CSR for the year ended December 31, 2015. As the Fund’s annual report on Form N-CSR for the year ended December 31, 2015 has been filed with the Commission, the Companies have revised the disclosure accordingly. However, the Companies respectfully decline to include the additional requested disclosure in the Registration Statements.

Share Repurchase Program

20. Please disclose if there is any intent to incur debt or finance a share repurchase. If so, disclose the amount of debt that may be incurred for this purpose. Also disclose how share repurchase might affect expense ratios, portfolio turnover, and the ability of the registrant to achieve its tax objective.

The Companies do not intend to incur debt to finance the repurchase of common shares pursuant to their share repurchase programs. However, a Company may find it necessary to liquidate all or a portion of its interest in common shares of the Fund (“Fund Shares”) to finance the repurchase of its common shares under its share repurchase program. Any cash distributed by the Fund to a Company generally would be treated as a dividend to the extent of the Fund’s taxable earnings and profits, and would need to be considered in connection with the Company’s satisfaction of the annual distribution requirements applicable to a regulated investment company (“RIC”).

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Similarly, any sales of investments by the Fund in connection with a Company’s redemption of Fund Shares may impact the Fund’s compliance with the asset diversification requirements associated with the Fund’s qualification as a RIC. As a result, any periodic repurchase offers by a Company will be subject in part to such Company’s available cash and compliance with the RIC distribution and diversification rules promulgated under the Internal Revenue Code of 1986, as amended. The Companies accept the Staff’s comment and have included the following additional disclosure in the Revised Registration Statements immediately following the fifth paragraph of the section entitled “Share Repurchase Program”:

“Any cash distributed by the Fund to the Company generally would be treated as a dividend to the extent of the Fund’s taxable earnings and profits, and would need to be considered in connection with the Company’s satisfaction of the annual distribution requirements applicable to RICs. Similarly, any sales of investments by the Fund in connection with the Fund’s repurchase of Fund Shares from the Company may impact the Fund’s compliance with the asset diversification requirements associated with the Fund’s qualification as a RIC. As a result, any periodic repurchase offers will be subject in part to the Company’s available cash and compliance with the RIC distribution and diversification rules promulgated under the Code. The Company does not intend to incur debt to finance the repurchase of Shares. See ‘Types of Investments and Related Risks—Other Risks Relating to the Company and the Fund—Repurchase Risks.’”

Taxation of U.S. Shareholders

21. Under the heading Sale or Exchange of Shares, please disclose if a shareholder may transfer his holdings from one Company to another. If so, please disclose the tax implications of the transfer.

A shareholder may not transfer his, her or its holdings from one Company to another. The Companies accept the Staff’s comment to include the requested disclosure; however, the Companies have included the following additional disclosure in the Revised Registration Statements immediately following the third sentence of the first paragraph in the section entitled “Share Repurchase Program”:

“Shareholders may not transfer their investment from the Company to any other registered investment company or other entity that invests substantially all of its assets in the Fund.”

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Financial Statements

22. On page F-1, under the heading Financial Statements, please file pre-effective amendments with seed financial statements for FS Global Credit Opportunities Fund – ADV and FS Global Credit Opportunities Fund – T. Please be aware that the Staff may have additional comments related to the seed financial statements upon review.

The Companies accept the Staff’s comment and have included in the Revised Registration Statements seed financial statements as of March 15, 2016.

Part C

23. Please attach all required documentation. We may have additional requirements once they are submitted for review.

The Companies have filed the remaining required exhibits with the Revised Registration Statements.

General

24. Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

The Companies have not submitted and do not expect to submit a no-action request in connection with the Registration Statements.

* * * * * * *

Each Company hereby acknowledges that: (i) such Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) such Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Marianne Dobelbower, Esq. April 4, 2016 Page 15

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephanie Hui
Securities and Exchange Commission
Stephen Sypherd
FS Global Credit Opportunities Fund—ADV
FS Global Credit Opportunities Fund—T